UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the fiscal year ended December 31, 1998
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 2-14960
                       -------



                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES
                ----------------------------------------------
                           (Full title of the plan)


                          General Motors Corporation
             100 Renaissance Center, Detroit, Michigan 48265-1000
             ----------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)



Registrant's telephone number, including area code (313)-556-5000


          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                              Peter R. Bible
                                              Chief Accounting Officer
                                              General Motors Corporation
                                              100 Renaissance Center.
                                              Detroit, Michigan 48265-1000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                Page No.
     ----------------------------------------------------------     --------

     General Motors Savings-Stock Purchase
       Program for Salaried Employees in the United States:
         Independent Auditors' Report. . . . . . . . . . . . . . .        3
         Statements of Net Assets Available for Benefits, as of
           December 31, 1998 and 1997. . . . . . . . . . . . . . .        4
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1998 and 1997        5
         Notes to Financial Statements . . . . . . . . . . . . . .        6
         Supplemental schedules:
           Line 27a-Schedule of Assets Held for Investment
             Purposes as of December 31, 1998. . . . . . . . . . .       16
           Line 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1998. . . . . . . . . . . . .       18
         Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Independent Auditors' Consent . . . . . . . . .        19




                                  SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             General Motors Savings-Stock
                                             Purchase Program for Salaried
                                             Employees in the United States
                                             -----------------------------
                                                    (Name of plan)



Date   June 25, 1999              By:
       -------------

                                             /s/John F. Smith, Jr.
                                             -----------------------------
                                             (John F. Smith, Jr., Chairman
                                              President's Council)

INDEPENDENT AUDITORS' REPORT
----------------------------

General Motors Savings-Stock Purchase Program for Salaried Employees in the United States:


We have audited the accompanying statements of net assets available for benefits of the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998 and (2) reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Program's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
June 4, 1999

                   GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                    FOR SALARIED EMPLOYEES IN THE UNITED STATES

                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          AS OF DECEMBER 31, 1998 AND 1997
                                                      1998              1997
                                                 --------------    -------------
                                                     (Dollars in Thousands)
ASSETS:
Investments, at fair value (Note A):
  Value of interest in General Motors
    Savings Plans Master Trust (Note C)              $6,933,737      $6,296,807
  Mutual funds                                        4,665,470       3,564,699
  Common and collective trust - Fixed Income Fund       356,008         102,534
  Participant loans                                     433,705         469,641
                                                     ----------      ----------
                                                     12,388,920      10,433,681


Investments, at contract value (Note A) -
  Investment contracts                                3,491,790       3,100,425
                                                     ----------      ----------
      Total investments                              15,880,710      13,534,106
                                                     ----------       ---------
Accrued investment income                                18,044          16,273
                                                     ----------      ----------
      Total assets                                   15,898,754      13,550,379


LIABILITIES:
  Due to brokers for securities purchased                                   104
                                                     ----------       ---------

NET ASSETS AVAILABLE FOR BENEFITS                   $15,898,754     $13,550,275
                                                     ==========      ==========

Reference should be made to the Notes to Financial Statements.

                 GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                  FOR SALARIED EMPLOYEES IN THE UNITED STATES

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                                     1998               1997
                                                 --------------    -------------
                                                     (Dollars in Thousands)

ADDITIONS:
  Investment income:
    Net appreciation in fair
      value of mutual fund investments                 $471,078        $275,006
    Dividends                                           293,059         269,017
    Interest                                            237,835         218,016
    Net investment earnings from the General
      Motors Savings Plans Master Trust (Note C)      1,368,043       1,102,145
                                                     ----------      ----------
        Total investment income                       2,370,015       1,864,184

  Contributions:
    Employer                                            173,854         143,367
    Participants                                        480,564         429,378
                                                     ----------      ----------
        Total contributions                             654,418         572,745
                                                     ----------      ----------

    Total additions                                   3,024,433       2,436,929

DEDUCTIONS - DISTRIBUTIONS TO PARTICIPANTS             (675,954)       (575,680)
                                                     ----------      ----------

NET INCREASE                                          2,348,479       1,861,249

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                  13,550,275      11,689,026
                                                     ----------      ----------
  End of year                                       $15,898,754     $13,550,275
                                                     ==========      ==========


Reference should be made to the Notes to Financial Statements.

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                        NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1998 AND 1997

A.  THE PROGRAM

  GENERAL - General Motors Corporation (the "Corporation" or "GM") has established the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program"), a defined contribution plan. Eligibility is restricted to regular employees of the Corporation compensated fully or partly by salary and/or commission who are not represented by a labor organization (unless they are eligible through understandings reached between the Corporation and their collective bargaining representatives). Employees classified as part-time employees, regular employees, temporary assignment, flexible service employees, temporary employees and cooperative student employees are eligible to participate in the Program upon the completion of six months of employment. The Investment Funds Committee of the Corporation's Board of Directors acts as the Program fiduciary and, along with various officers, employees and committees, with authority delegated from the Program fiduciary, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Program is provided for general information purposes only. Participants should refer to the Program document and prospectus for a complete
  description of the Program's   provisions.

  In November 1998, the net assets of the Saturn Personal Choices Savings Plan for Non-Represented Members (the "Saturn Personal Choices Plan") were merged into the Program in order to allow for a common savings plan administrative process for both Saturn and GM participants. Net assets of approximately $124,956,000 were transferred into the Program on November 30 from the Saturn Personal Choices Plan.

  CONTRIBUTIONS - An eligible participant employed by the Corporation (an "Employee") may elect to contribute to the Program as follows:

   o on an after-tax basis (regular savings), up to 20% of Employee's eligible salary as defined in the Program.

   o on a tax-deferred basis (deferred savings), an amount of eligible salary which is the lesser of (1) $10,000 and $9,500 for 1998 and 1997, respectively or (2) 20% and 15% for 1998 and 1997, respectively, of the Employee's eligible salary for a calendar year.

   o in lieu of receiving a distribution from The General Motors Profit Sharing Plan for Salaried Employees in the United States (the "Profit Sharing Plan"), an Employee may elect to have the Corporation contribute, as deferred savings to the extent permissible under tax law, 100% of any such amount, which vests immediately.

   o in lieu of receiving a flexible compensation payment from the Corporation, an Employee may elect to have the Corporation contribute 100% of the flexible compensation payment as deferred savings until the tax deferral legal limit is reached and then any remaining portion of such payment will be contributed as regular savings to the extent permissible under tax law.

   In addition, an Employee also may elect to combine the first two contribution methods disclosed above, provided that the sum of these contributions does not total more than 20% of eligible salary for any calendar year. The sum of all four of the above-described methods of contribution may only exceed 20% of eligible salary by an amount equal to the payout under the Profit Sharing Plan and/or the flexible compensation payment. As defined in the Program document, the Corporation's total matching contribution is limited to 70% of basic savings. Basic savings as defined by the Program is Employee savings up to 6% of an Employee's eligible salary. The Corporation's matching contribution is invested entirely in the GM $1-2/3 par value Common Stock Fund and such contributions must remain invested in this fund during the period January through December 31, of the calendar year in which the contributions were made. This period is referred to as the "required retention period".

                                    - 6 -
                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

   An Employee hired on or after January 1, 1993 will automatically have a Corporation contribution amount equal to 1% of the Employee's eligible salary credited monthly to such Employee's account upon attainment of eligibility. This contribution is provided because such Employee will receive different post-retirement benefit treatment from the Corporation than Employees hired prior to January 1, 1993. Such contribution will be credited to the Employee's account whether or not the Employee elects to participate in the Program.

   VESTING - Assets derived from Employee contributions and related Corporation contributions and earnings thereon vest immediately on allocation to the employee's account except for employees with less than five years of credited service for whom Corporation contributions and related earnings vest on January 1 following the calendar year in which such contributions or earnings are credited. Forfeitures are used to offset future employer contributions.

   FUND EXCHANGES - Participants may exchange funds between investment options on any business day. This provision does not apply to Employee contributions and Corporation contributions required to be invested in Corporation common stock funds during the required retention period. Employee contributions required to be invested in the Corporation's Common Stock Funds may be exchanged only between the Corporation's Common Stock Funds during the required retention period. Corporation contributions may not be exchanged until completion of the required retention period.

   PARTICIPANT WITHDRAWALS - A participant may withdraw funds in their account at any time after attaining age 59-1/2. Prior to age 59-1/2, employee deferred savings may only be withdrawn because of termination of employment, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The funds that represent a financial hardship withdrawal must conform to conditions required by the Internal Revenue Service (the "IRS"). A participant who receives a hardship distribution shall have his or her contributions to the Program suspended for a period of 12 months following the distribution as required by law.

   INVESTMENT OPTIONS - The Corporation's contributions are invested in the GM $1-2/3 par value common stock fund. One-half of an Employee's Basic Savings is required to be invested, in 10% increments, in either one or both of the Corporation's Common Stock Funds: (1) GM $1-2/3 par value Common Stock Fund; or (2) GM Class H, $0.10 Par Value Common Stock Fund. The remainder of an Employee's contributions will be invested at the Employee's direction, in 10% increments, in any of the following investment options:

   o General  Motors $1-2/3 par value Common Stock Fund,
   o General  Motors Class H, $0.10 Par Value  Common  Stock Fund
   o Balanced  Fund
   o Equity Index Fund
   o Income Fund
   o Mutual Funds

   Certain costs of Program administration are paid by the Corporation.

   DESCRIPTION OF INVESTMENT OPTIONS:

   General Motors Common Stock Funds: $1-2/3 Par Value, Class H, $0.10 Par Value
   - Under these investment options, contributions are invested by the Trustee primarily in the respective General Motors common stock. Each unit represents a proportionate interest in all of the assets of the respective GM Common Stock Funds. The number of units credited to each participant's account within an applicable plan will be determined by the amount of the participant's contributions and the purchase price of a unit in the respective GM Common Stock Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a



                                    - 7 -

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

   participant's investment is based on the value of units, which, in turn, is determined by the market price of the GM Common Stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.

   Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will exercise voting rights with respect to those shares for which direction has not been received by the required deadline.

   Balanced Fund - Under this investment option, contributions are invested in equity and fixed income investments selected from opportunities available in global capital markets, including large and small capitalization common stocks, investment and non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. and non-U.S. issuers.

   From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Program's interest in funds which utilize such financial instruments is not considered significant to the Program's financial statements.

   Assets invested in the Balanced Fund are expressed in terms of units. The number of units credited to a participant's account will be determined by the amount of the participant's contributions and the unit purchase price. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

   Equity Index Fund - Under this investment option, contributions are invested in a portfolio of common stocks managed by an investment manager. The investment manager maintains a portfolio which is designed to match the performance of the Standard & Poor's 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

   Assets invested in the Equity Index Fund are expressed in terms of units. The number of units credited to a participant's account will be determined by the amount of deferred savings and the current value of each unit in the Equity Index Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

   Mutual Funds - This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus.

   Income Fund - Funds are invested in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets. The Income Fund also invests in a short-term fixed income fund (the "Fixed Income Fund") made up of U.S. Government debt obligations and cash.







                                    - 8 -
                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

   The annual rates of return, maturity dates, issuing company, and investment contract balances at December 31, 1998 and 1997, respectively, were as follows:

                                                 Contract        Contract
                                                 Value as        Value as
Annual Rate    Maturity                             of              of
 of Return       Date      Issuing Company       12/31/98        12/31/97
-----------   ----------  -----------------    --------------  --------------
                                                   (Dollars in Thousands)
Variable      N/A          Metropolitan Life*      $622,738        $609,835
Variable      N/A          Metropolitan Life*       379,722         271,945
  6.40%       3/31/00      Metropolitan Life         84,132          83,179
  5.60%       12/12/00     Metropolitan Life        599,716         322,768
Variable      12/31/00     John Hancock             254,924         253,112
  6.33%       6/30/00      John Hancock             265,074
  6.33%       1/02/03      John Hancock             104,219
  6.14%       1/01/01      John Hancock               4,139
Variable      12/31/00     John Hancock               3,806
Variable      N/A          John Hancock*            232,235         229,325
  6.86%       2/4/02       New York Life            268,097         263,890
  6.55%       3/14/01      New York Life            226,002         222,990
  6.56%       3/31/00      New York Life             84,586          83,388
  6.86%       2/4/02       New York Life              2,013
  6.51%       6/30/00      New York Life              1,057
Variable      N/A          Mass Mutual*             359,330         355,410
  6.25%       8/15/98      Metropolitan Life                        101,911
  6.59%       12/31/01     John Hancock                             102,842
Variable      N/A          John Hancock*                            194,464
  8.28%       1/02/98      Aetna Life & Casualty                      5,366
                                                 ----------       ---------
       Total                                    $ 3,491,790     $ 3,100,425
                                                 ==========       =========
 * Individual separate account.

   The average yield on investment contacts in the Income Fund for the years ended December 31, 1998 and 1997 was 6.3% and 6.6%, respectively.

   The fair value of investment contracts in the Income Fund exceeded contract value by approximately $118 million as of December 31, 1998. The contract value of investment contracts in the Income Fund approximated fair value as of December 31, 1997.

   Other Investments:

   EDS Common Stock Fund - Effective June 7, 1996, the net assets of Electronic Data Systems ("EDS") were split-off from the net assets of the Corporation. As a result, the Class E Common Stock Fund was changed to the EDS Common Stock Fund. Also, effective June 7, 1996, no new contributions, loan repayments or exchanges may be made into the EDS Common Stock Fund. Dividends, if any, paid on EDS Common Stock held by the Plan will be invested in an Income Fund investment option. This fund will be eliminated in five years from the effective date of the split-off.

   Raytheon Class A Common Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics, a GM subsidiary (Hughes Defense), to holders of GM $1-2/3 par value and Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon Class A common stock was distributed to holders of GM $1-2/3 par value and Class H common stocks. Program participants holding Class H Common Stock Fund units were allocated approximately .81 units of Raytheon Class A units for each unit of GM Class H held. Program participants holding GM $1-2/3 par value Common Stock Fund units were allocated approximately .08 units of Raytheon Class A units for each unit of GM $1-2/3 held. The determination of the allocation ratio for units was based on the number of units held in the Program. Such distribution was recorded as a stock dividend and totaled approximately $314 million of which $172 million and $142 million were distributed to $1-2/3 par value common stockholders and Class H common stockholders, respectively.

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

   Such distribution required the addition of the Raytheon Class A Common Stock Fund as an investment option. The Raytheon Class A Common Stock Fund will remain as an investment option through December 31, 2002; however, no further contributions or exchanges from any other investment options into the Raytheon Class A Common Stock Fund will be permitted during that time. Dividends, if any, paid on Raytheon Class A Common Stock held by the Program will be invested in an Income Fund investment option prior to allocation to participant's accounts.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of Raytheon Class A Common Stock, the amount of any dividends paid thereon, and by the interest earned on short-term investments held by the fund.

   PARTICIPANT LOANS - Participants may borrow once per year from both their tax-deferred and after-tax savings assets (excluding Corporation contributions, and earnings thereon subject to the required retention period). The amount and terms of the loans are limited under the Program. The loan interest rate will be established once each quarter at a rate equal to the prevailing prime lending rate as of the previous quarter and will apply to all new loans issued. Repayment of loans is generally made through after-tax payroll deductions and are invested in the same discretionary investment options that the Participant selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee's account in the Program. Partial and total prepayment of loans is permitted at any time, without penalty. Loans not repaid within the loan term are deemed to be distributions from participants' accounts.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   o The financial statements of the Program are prepared under the accrual method of accounting.

   o Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common & collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

   o  Security transactions are recorded on the trade date.

   o Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Program.


   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

C.  THE MASTER TRUST

   The Corporation established the General Motors Savings Plans Master Trust (the "Master Trust") pursuant to a trust agreement among the Corporation, Saturn Corporation and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

   Employee benefit plans participating in the Master Trust as of December 31, 1998 include the following:

   o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
   o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
   o  Saturn Individual Savings Plan for Represented Members

   The Master Trust is composed of six commingled master trust investment funds: the GM $1-2/3 Common Stock Fund, the GM Class H, $0.10 Par Value Common Stock Fund, the EDS Common Stock Fund, the Equity Index Fund, the Balanced Fund, and the Raytheon Class A Common Stock Fund. Each of these investment options is described in Note A. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the six master trust investment funds.

   The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each Master Trust investment fund, as compared with the total interest of all the participating plans, in each Master Trust investment fund at the beginning of the month.

   As of December 31, 1998 and 1997, the Program had approximately a 73% and 74% interest in the Master Trust, respectively.

   The net assets available for benefits of all participating plans in the Master Trust at December 31, 1998 and 1997 are summarized as follows (dollars in thousands):

   ASSETS:                                                1998         1997
      Investments, at fair value:                    ---------    ---------
         Common Stock:
            General Motors $1-2/3 par value         $4,403,246   $4,219,576
            General Motors Class H, $0.10 par value    500,474      225,418
            Electronic Data Systems                    356,304      460,532
            Raytheon Class A                           267,580      360,087
            Other                                       20,835       15,110
         U.S. Government Securities                      1,696        2,913
         Common and collective trust                 3,901,275    3,167,494
         Cash                                           27,252       51,835
                                                     ---------    ---------
            Total investments                        9,478,662    8,502,965
      Receivables:
         Due from broker for investments sold           21,444        2,664
         Accrued investment income                       4,979        4,791
                                                     ---------    ---------
            Total receivables                           26,423        7,455
                                                     ---------    ---------
            Total assets                            $9,505,085   $8,510,420
                                                     =========    =========

   Liabilities -
      Due to broker for securities purchased             1,627        8,553
                                                     ---------    ---------
   Net assets available for benefits                $9,503,458   $8,501,867
                                                     =========    =========

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

   The net investment earnings of all participating plans in the Master Trust for the years ended December 31, 1998 and 1997 are summarized as follows (dollars in thousands):

                                                          1998         1997
                                                     ---------    ---------

   Interest                                             $3,993       $4,273
   Dividends                                           132,901      148,332
   Stock dividend                                                   314,280
   Net appreciation in fair value of investments:
     Common stocks                                     923,472      658,340
     U.S. Government securities                            603          303
     Common and collective trust                       843,052      703,360
     Registered investment company                       8,200        8,321
                                                     ---------    ---------
   Total net appreciation in fair value
     of investments                                  1,775,327    1,370,324
                                                     ---------    ---------
   Total investment earnings                        $1,912,221   $1,837,209
                                                     =========    =========

D.  FUND INFORMATION

   Contributions, investment income and distributions to participants by fund are as follows for the years ended December 31, 1998 and 1997. Mutual fund investment options which individually comprise less than 5% of the Program's total net assets available for benefits have been combined.

                                                 1998              1997
                                            ------------       -----------
                                                (Dollars in Thousands)
   Participant Contributions:
      Master Trust                             $249,643           $224,316
      Income Fund                                71,525             87,948
      Mutual funds                              159,396            117,114
                                                -------            -------
   Total                                       $480,564           $429,378
                                                =======            =======
   Employer Contributions:
      Master Trust                             $173,854           $143,367
                                                =======            =======

   Investment income:
     Interest and dividends:
      Master Trust                             $121,144           $129,238
      Income Fund                               228,084            209,250
      Mutual funds                              302,810            277,783
                                              ---------          ---------
   Total                                       $652,038           $616,271
                                              ---------          ---------
   Net appreciation in fair
     value of investments
      Master Trust                           $1,246,899           $972,907
      Mutual funds                              471,078            275,006
                                              ---------          ---------
   Total                                     $1,717,977         $1,247,913
                                              ---------          ---------
      Total investment income                $2,370,015         $1,864,184
                                              =========          =========
   Distributions to participants:
      Master Trust                            ($176,486)         ($260,757)
      Income Fund                              (262,127)          (210,790)
      Mutual funds                             (208,102)           (92,927)
      Participant loans                         (29,239)           (11,206)
                                                -------          ---------
   Total                                      ($675,954)         ($575,680)
                                                =======          =========

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

E.  TERMINATION OF THE PLAN

   Although it has not expressed any intent to do so, the Corporation has the right to terminate the Program subject to the provisions of ERISA. Such termination of the Program, if any, would not affect a participant's interest in assets already in the Program.

F.  FEDERAL INCOME TAXES

   In January 1998, the Program was determined by the IRS to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a), 401(k), and 4975(e)(7)of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Program's fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Program's financial statements.

G.  SUBSEQUENT EVENTS

   Effective January 1, 1999, GM established the Delphi Savings-Stock Purchase Program (the "Delphi Program") in connection with the spin-off of Delphi Automotive Systems, which was approved by the Board of Directors of GM on April 12, 1999. For Delphi employees that had investments in the Program, the assets representing their holdings in the Program were transferred into the Delphi Program. The transfer included any outstanding loan balances that Delphi employees had in the Program. All assets transferred to the Delphi Program were reinvested in the corresponding investment options in the Delphi Program. The Delphi Program has been set up to model the GM Savings-Stock Purchase Program and has identical investment fund options.

   Effective January 11, 1999, the Program was expanded to include a new family of investment funds known as the "Promark Funds". Fifteen Promark Funds were added to the Program, and the names of the Equity Index Fund, the Income Fund, and the Balanced Fund have been changed to the Promark Balanced Large Cap Index Fund, the Promark Income Fund, and the Promark Balanced Fund, respectively. The fifteen funds that were added are as follows:

      Promark Target Portfolio:  Income
      Promark Target Portfolio:  Conservative Growth
      Promark Target Portfolio:  Moderate Growth
      Promark Target Portfolio:  Dynamic Growth

      Promark Large Cap Blend Fund
      Promark Large Cap Value Fund
      Promark Large Cap Growth Fund
      Promark Mid-Cap Growth Fund
      Promark Small-Cap Value Fund
      Promark Small-Cap Growth Fund

      Promark High Quality Bond Fund
      Promark High Yield Bond Fund
      Promark International Equity Fund
      Promark Emerging Markets Equity Fund
      Promark Real Estate Securities Fund

   General Motors Investment Management Corporation(GMIMCo), a wholly-owned subsidiary of GM, will be the fund manager for all of the Promark Funds. Participants should refer to the prospectus for a complete description of the Promark Funds.


                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES


H.  PARTICIPANT UNIT DATA

    FOR THE YEAR ENDED DECEMBER 31, 1998

                                                        GENERAL MOTORS SAVINGS PLAN MASTER TRUST
                                         -----------------------------------------------------------------------------------
                                              GM          GM                                                      Raytheon
                                          $1-2/3 Par    Class H          EDS                                      Class A
                                         Common Stock  Common Stock  Common Stock   Balanced    Equity Index   Common Stock
                                             Fund         Fund          Fund          Fund          Fund           Fund
                                         -----------  -----------    ----------    ---------    ------------   -------------
                                                                (Units in Thousands)
Quarter ended March 31
  Plan number of units outstanding          20,031        2,258         3,335        5,105         87,811           3,037
  Net asset value per unit                 $161.82      $125.22       $119.76       $17.75         $25.73         $103.71

Quarter ended June 30
  Plan number of units outstanding          18,954        3,158         3,159        5,079         87,770           2,682
  Net asset value per unit                 $160.26      $104.57       $128.38       $17.86         $26.57         $105.06

Quarter ended September 30
  Plan number of units outstanding          21,522        3,669         2,953        4,725         85,057           2,535
  Net asset value per unit                 $131.59       $98.64        $86.93       $16.62         $23.93          $94.58

Quarter ended December 31
  Plan number of units outstanding          20,029        4,219         2,675        4,558         82,100           2,403
  Net asset value per unit                 $172.04      $104.86       $131.15       $18.44         $29.04          $94.35






                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES


H.  PARTICIPANT UNIT DATA - Concluded


    FOR THE YEAR ENDED DECEMBER 31, 1997

                                                        GENERAL MOTORS SAVINGS PLAN MASTER TRUST
                                         ------------------------------------------------------------------------------------
                                              GM          GM                                                      Raytheon
                                          $1-2/3 Par    Class H          EDS                                      Class A
                                         Common Stock  Common Stock  Common Stock   Balanced    Equity Index   Common Stock
                                             Fund         Fund          Fund          Fund          Fund          Fund
                                         -----------  -----------    ----------    ---------    ------------  -------------
                                                                (Units in Thousands)
Quarter ended March 31
  Plan number of units outstanding          24,721        2,306         5,126        4,506         77,909
  Net asset value per unit                 $133.39      $150.84       $105.41       $14.30         $17.38

Quarter ended June 30
  Plan number of units outstanding          24,278        2,136         4,775        4,516         78,849
  Net asset value per unit                 $134.08      $159.56       $107.05       $15.62         $20.42

Quarter ended September 30
  Plan number of units outstanding          21,587        1,879         4,261        4,945         86,251
  Net asset value per unit                 $160.89      $181.52        $92.78       $16.49         $21.95

Quarter ended December 31
  Plan number of units outstanding          22,615        2,078         3,936        4,777         86,108           3,442
  Net asset value per unit                 $145.83      $103.75       $114.66       $16.37         $22.58          $89.89








                                                        * * * * * *


                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

            Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998

                                                                           Current
   Description of Investments                              Cost             Value
   --------------------------                         --------------    --------------
                                                           (Dollars in Thousands)
  Value of Interest in General Motors
  Savings Plans Master Trust*                          $4,412,865      $6,933,737

  Fixed Income Fund                                       356,008         356,008

  Loan Fund*                                                    -         433,705

   Fidelity Mutual Funds*:
  ----------------------------
  Fidelity                                                175,296         196,072
  Puritan                                                  70,678          72,842
  Trend                                                     6,531           6,325
  Magellan                                                247,080         289,482
  Contra Fund                                             324,356         370,305
  Equity Income                                           143,828         147,354
  Growth Company                                           78,808          88,798
  Investment Grade                                         37,214          37,366
  Growth & Income                                         448,034         509,761
  Capital & Income                                         23,384          21,378
  Value                                                   105,126          91,283
  Government Securities                                   291,748         293,295
  Retirement Growth                                        62,409          64,001
  OTC Portfolio                                           171,500         202,840
  Overseas                                                 45,159          45,558
  Europe                                                  214,752         208,547
  Pacific Basin                                            15,468          16,669
  Real Estate                                              30,043          24,305
  Balanced Fund                                            26,540          27,464
  International Growth & Income                            11,408          11,409
  Capital Appreciation                                     32,176          35,073
  Convertible Securities                                   10,497          10,013
  Canada                                                    2,050           1,769
  Utilities                                                31,145          34,639
  Blue Chip                                               352,962         417,912
  Asset Manager                                            25,196          23,734
  Disciplined Equity                                       50,843          54,520
  Low Priced Stock                                        173,149         159,631
  Worldwide                                                60,178          55,540
  Equity Income II                                        217,812         232,912
  Stock Selector                                           43,442          44,344
  Asset Manager - Growth                                   31,130          30,761
  Emerging Markets                                         10,976           9,254
  Emerging Growth Fund                                     27,322          31,151
  Diversified International                                73,881          74,019
  Asset Manager - Income                                   18,508          18,364
  Dividend Growth                                         470,242         514,256
  New Markets Income Fund                                  11,589           8,646
  Fidelity Exp & Multinational Fund                        21,564          24,418
  Fidelity Global Balanced                                  1,587           1,734
  Fidelity Small Cap Stock                                 54,612          50,517
  Fidelity Mid-Cap Stock                                   38,466          39,738
  Freedom Income Fund                                       7,599           7,795
  Freedom 2000 Fund                                        12,263          12,739
  Freedom 2010 Fund                                        16,748          17,707
  Freedom 2020 Fund                                         8,429           8,989
  Freedom 2030 Fund                                         5,171           5,526
  Global Bond                                               3,975           4,025
  Fidelity Fifty                                           10,250          10,690
                                                       ----------      ----------
  Total Mutual Funds                                   $4,353,124      $4,665,470
                                                       ----------      ----------




                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

            Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998
                                    Concluded


                                                                                         Current
        Description of Investment                                         Cost            Value
---------------------------------------------------------------      --------------   -------------
                                                                         (Dollars in Thousands)

Investment Contracts:      Maturity
   Issuing Company         Date             Contract      Rate
   ------------------      ----------     -----------   -------
  Metropolitan Life           N/A            GA13415    Variable         $622,738       $622,738
  Metropolitan Life           N/A            GA13414    Variable          379,722        379,722
  Metropolitan Life        3/31/00          GAC24537      6.40%            84,132         84,132
  Metropolitan Life        12/12/00         GAC24598      5.60%           599,716        599,716
  New York Life            3/14/01        GA06362003      6.55%           226,002        226,002
  New York Life            3/31/00        GA06362004      6.56%            84,586         84,586
  New York Life            2/04/02        GA06362005      6.86%           268,097        268,097
  New York Life            2/04/02             30672      6.86%             2,013          2,013
  New York Life            6/30/00        GA06493002      6.51%             1,057          1,057
  John Hancock             12/31/00          GAC8599    Variable          254,924        254,924
  John Hancock                N/A         GA7271SA76    Variable          232,235        232,235
  John Hancock             6/30/00           GAC7885      6.33%           265,074        265,074
  John Hancock             1/02/03           GIC9612      6.33%           104,219        104,219
  John Hancock             1/01/01           GAC7880      6.14%             4,139          4,139
  John Hancock             12/31/00          GIC8314    Variable            3,806          3,806
  Mass Mutual                 N/A           GIC10753    Variable          359,330        359,300
                                                                       ----------     ----------
  Total Investment Contracts                                            3,491,790      3,491,790
                                                                       ----------     ----------
  Total Investments                                                   $12,613,787    $15,880,710
                                                                       ==========     ==========


 *Party-in-Interest



                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES


                                     Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                         FOR THE YEAR ENDED DECEMBER 31, 1998
                                                (Dollars in Thousands)

                                                           Purchases                     Sales
                                                        --------------    ---------------------------------------
Identity of                                                 Purchase       Sales        Original       Net Gain
Party/Broker         Description of Asset                    Price         Price          Cost           (Loss)
------------         --------------------               --------------    --------    ------------   ------------

                                            SERIES REPORTABLE TRANSACTIONS
                                            ------------------------------
State Street Bank    Fixed Income Fund
  and Trust          (157 purchases, 131 sales)            $2,186,492    $1,933,017     $1,933,017            -


